LISTED FUNDS TRUST
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street | Milwaukee, Wisconsin 53202

December 1, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:    Listed Funds Trust (the “Trust”)
File Nos. 333-215588 and 811-23226
Roundhill MEME ETF (the “Fund”)

Dear Mr. Sutcliffe:
This correspondence responds to additional comments that the Trust received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission with respect to Post-Effective Amendment No. 121 to the Trust’s Registration Statement on Form N-1A filed August 26, 2021 (SEC Accession No. 0000894189-21-005988) (the “Amendment”). For your convenience, the comments have been reproduced below in bold with a response following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.
Methodology
1.The disclosure in the methodology’s section 2.1 is inconsistent with the disclosure in section 8. Please explain or reconcile. In addition, consider including in disclosure the information described in section 8 of the methodology.
Response: The Index Provider has made revisions to clarify the methodology. A copy of the revised methodology has been provided to the Staff separately via electronic mail on December 1, 2021. In addition, the Trust has made the following revisions to its Principal Investment Strategies - Solactive Roundhill Meme Stock Index disclosure. The Trust believes that this summary description of the initial index universe is appropriate to provide shareholders with the necessary and pertinent information, while avoiding unnecessary investor confusion.
“The Index Provider will define the initial investable universe on the last business day of each month, which will become effective on the close of business five Business Days (defined below) later. The initial investable universe will include all U.S. exchange-listed equity securities (including ADRs) that meet minimum initial market capitalization, average and median daily traded value, and stock price criteria. ~~The initial Index universe will consist of all issuers included in the Solactive GBS United States All Cap Index and that meet specified minimum market capitalization of and average daily trade volume requirements.~~ Each issuer in ~~the~~ this initial universe with a minimum market capitalization of $1 billion on Selection Day (defined below) will be ~~is then~~ assigned a “social media activity score”~~, which~~. The social media activity score is based on the number of text-based (as opposed to graphics or other image-based) mentions of a company’s name or its ticker over a trailing 14-day period on specific social media platforms defined in the Index methodology, the primary purpose of which is to facilitate discussion of the performance of the financial industry generally and/or the stock or options markets specifically. The social media activity score is provided by a third-

party data provider that also maintains an exclusion list which is intended to identify computer generated and deceptive postings. Companies on the exclusion list will be excluded from the Index on Selection Day ~~(defined below)~~.
Registration Statement
2.To the extent applicable, disclose that the purchase or redemption of creation units in cash rather than in-kind securities may cause the Fund to incur certain costs (e.g., tax gains, losses, etc.) that may be passed on to the investor.
Response: The Fund intends to process purchases and redemptions of creation units primarily in kind and thus, does not believe the risks related to cash purchases and redemptions are principal risks of the Fund. Therefore, the Trust respectfully declines to insert the requested risk.
3.In the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing Rule 6c-11, the Commission has stated its belief that “an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time” (Rel. Nos. 33-10515; IC-33140 (January 28, 2018)). In adopting the Rule, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s appropriate NAV. Such a result would run counter to the basis for relief from section 22(d) and Rule 22c-1 and therefore would be inconsistent with Rule 6c-11.” (Rel. Nos. 33-10695; IC-33646 (September 25, 2019)).
Response: Communications between the Trust’s counsel and the SEC regarding this comment are ongoing and have not yet been resolved. Upon conclusion of such communications, if applicable, the Trust undertakes to file a supplement to the Fund’s registration statement reflecting any resolution.

*	*	*
If you have any questions regarding this correspondence or the responses therein, please do not hesitate to contact me at 414-336-9563.
Sincerely,
/s/ Alia M. Vasquez
Alia M. Vasquez
Assistant Secretary

cc: Kent Barnes, Secretary